February 13, 2007

VIA EDGAR FILING

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attn: Jonathan Gottlieb

Re:	AmericanWest Bancorporation
Registration Statement on Form S-4
(File No. 333-139311)
Request for Acceleration of Effectiveness

Dear Mr. Gottlieb:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the undersigned registrant hereby respectfully requests that the above-referenced registration statement be declared effective at 5:00 p.m. eastern time on Wednesday, February 14, 2007 or as soon thereafter as practicable.

In connection with this request, the undersigned registrant represents as follows:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, AMERICANWEST BANCORPORATION

By:	/s/ R. Blair Reynolds
Name:	R. Blair Reynolds
Title:	Executive Vice President and General Counsel